

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2011

Mr. Jia Zhi Hong, Chief Executive Officer
Kingold Jewelry, Inc.
c/o Yvan-Claude Pierre, Esq.
DLA Piper US LLP
1251 Avenue of the Americas, 27th Floor
New York, NY 10020-1104

> **Re: Kingold Jewelry, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 14, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 12, 2010**
> **File No. 001-15819**

Dear Mr. Jia:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Yvan-Claude Pierre, Esq.
       DLA Piper US LLP